UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 3, 2002

Karl E. May
Doepken, Keevican & Weiss
26th Floor, BP Tower
200 Public Square
Cleveland, Ohio 44114

Re: Denial of No-Action to Herbruck, Alder & Co.

Dear Mr. May:

In a letter dated November 27, 2001, on behalf of Herbruck, Alder & Co. ("HACO"), you have asked for assurances that the staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if HACO processes the payment of securities commissions received by employees as described in your letter without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

We understand the facts to be as follows:

You state that HACO is an "employee benefits firm" with approximately 30 employees. HACO's nine shareholder/owners, together with one additional employee, also are registered representatives with an independent broker-dealer. The nine shareholder/owners are licensed to sell non-security insurance products through HACO, and, as registered representatives, are qualified to sell securities products through the broker-dealer. The broker-dealer pays commissions for the sale of securities products directly to the registered representatives, not to HACO.

You propose that when a registered representative receives a commission check from the broker-dealer, the representative will deposit the check in the representative's bank account, and then will write a separate check to HACO. HACO would combine those securities revenues with the other revenues earned by the employee, deduct "overhead, payroll taxes, and fringe benefit costs" and remit the balance to the employee. Those amounts would be considered part of the employee's W-2 income from HACO, rather than being considered income from the broker-dealer.

You state that "HACO does not intend to earn any distributable profit" from those transactions, and that "net commissions (i.e., gross commissions less overhead, taxes and benefits) are paid only to the employee who produced the business." You also state that securities commissions would not be reallocated to any person other than one who generated the commissions, and that securities commissions would not be reallocated to someone who is not a registered representative.

CRGM

You suggest that if those arrangements are not permitted, then HACO and its employees will suffer certain consequences: the registered representatives' employment benefits from HACO (such as life insurance, long-term disability and retirement plans) may be "in jeopardy"; the registered representatives would be subject to self-employment tax and quarterly tax estimates; HACO would face an administrative burden in charging expenses on "self-employment" income; the amounts that could be contributed to the registered representatives retirement plans through HACO would be reduced; and the mechanism for allocating overhead would be "complicated and inexact."

In support of HACO's proposal, you argue that securities commissions will not be paid to unregistered persons directly or indirectly, and that "all of the securities commission-derived revenue will be returned (after expenses) to the same persons who generated it."

Response of the Division of Market Regulation

Based on the facts and representations set forth in your letter, the Division is unable to assure you that it would not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if HACO enters into the arrangements described in your letter.

The Division previously has noted that the receipt of compensation related to securities transactions is a key factor that may require an entity to register as a broker-dealer. Absent an exemption, an entity that receives securities commissions or other transaction-based compensation in connection with securities-based activities that fall within the definition of "broker" or "dealer" generally is itself is required to register as a broker-dealer.[1]

Registration helps to ensure that persons who have a "salesman's stake" in a securities transaction operate in a manner that is consistent with customer protection standards governing broker-dealers and their associated persons. That principle not only encompasses the individual who directly takes a customer's order for a securities transaction, but also any other person who acts as a broker with respect to that order, such as the employer of the registered representative or any other person in a position to direct or influence the registered representative's securities activities.

In recent no-action letters involving "employee leasing" companies, the Division has accommodated proposals to permit alternative business arrangements to promote efficiency in the employment relationship between registered representatives and broker-dealers, consistent with the principle that registered broker-dealers must be responsible for all securities activities of their employees.[2] Those letters permitted unregistered entities to employ the securities personnel of broker-dealers, and permitted those unregistered entities to intermediate the broker-dealers' compensation of those representatives. The relief in those letters was subject to conditions requiring, among other things, that the broker-dealers would be solely responsible for determining the amount and frequency of their employees' securities-related compensation, and

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1 See, e.g., Letter re: Birchtree Financial Services, Inc. (Sept. 22, 1998); Letter re: 1st Global, Inc. (May 7, 2001).

2 See Letter re: EPIX Holdings Corp. (March 12, 2001); Letter re: Staff Management, Inc. (April 27, 2000).

that the employee leasing companies would not make any promotional efforts on behalf of the broker-dealers. The employee leasing companies, moreover, would provide those services to the existing jobsite employees of their client broker-dealers, and therefore had no ability to determine which specific individuals they would employ. Those conditions were designed to ensure that the broker-dealers remained in a position to fully control the securities activities of their employees. This assurance of control is not present in HACO's proposal.

We note in particular that HACO does not appear to occupy a wholly indifferent and ministerial position with regard to its employees' securities activities. In contrast to your characterization of HACO as an employee benefits firm with no interest in the securities activities of those persons, HACO's Internet website (www.herbruckalder.com) characterizes HACO as an "Employee Benefits & Financial Services" firm that provides investment consulting among other services. Several pages on the website contain the caption: "Securities offered through: Valmark Securities/Member NASD, SIPC." Thus, HACO appears to view its employees' securities activities as linked to HACO's own business operations. Indeed, HACO itself may be providing de facto marketing services to Valmark Securities.

Moreover, the proposal to use deductions from securities commissions to pay for "overhead, payroll taxes, and fringe benefit costs" suggests that securities commissions may be used to pay for benefits through HACO in a manner that is inconsistent with the primacy of the employment relationship between the broker-dealer and its registered representatives. For example, using securities commissions to pay for benefits raises the potential that the benefits may be linked to securities activity. Conversely, if the benefits that a dual employee earns through HACO are unrelated to securities activity, there is no demonstrable need to use securities commissions to pay for the benefits. It would be inappropriate to permit an unregistered entity to be in a position to supplant the broker-dealer's control over the registered representative's activities, such as by permitting unregistered persons to indirectly share in benefits paid for by the securities commissions, or by allocating securities-related benefits among registered representatives in a way that differs from the compensation chosen by the broker-dealer.

Also, in contrast to the "employee leasing" letters, HACO can select which broker-dealer registered representatives it will dually employ. HACO therefore would be in a position to provide benefits related to securities activities at the same time as it is in the position to determine who is eligible to obtain those benefits. That formulation has the potential to interfere with the employment relationship between the registered representatives and the broker-dealer, and could give HACO undue influence over those representatives' employment relationship with the broker-dealer.

For the above reasons, the Division is unable to grant the relief you have requested. This response expresses only the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Catherine McGuire
Chief Counsel

DOEPKEN KEEVICAN & WEISS
Attorneys at Law

www.dkwlaw.com

CLEVELAND DETROIT HARRISBURG PITTSBURGH ST. LOUIS WASHINGTON, D.C.

Writer's Direct Dial
216.875.4878
kmay@dkwlaw.com

November 27, 2001

Office of Chief Counsel SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2002
DIVISION OF MARKET REGULATION

Catherine McGuire, Esq.
Securities and Exchange Commission
Office of Chief Counsel
Division of Market Regulation
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: *Herbruck, Alder & Company/Request for No-Action Relief Under Section 15(a) of the Securities Exchange Act of 1934*

Dear Ms. McGuire:

This letter is submitted on behalf of Herbruck, Alder & Company ("HACO"), and seeks assurance that the Staff will not recommend enforcement action for violation of Section 15(a) of the Securities Exchange Act of 1934 (the "Act") should HACO (which is not registered as a broker dealer under the Act) process the payment of securities commissions received by various employees as described below. We believe that this request is similar to and consistent with other such requests recently granted in Freytag, LaForce, Teofan and Falk, 1988 SEC No-Act. LEXIS 1346 and 1st Global, Inc., 2001 SEC No-Act. LEXIS 557 (granted in part).

FACTS

HACO is an employee benefits firm located in Ohio. It holds a corporate insurance license in Ohio and numerous non-resident insurance licenses in other states, and employs approximately thirty persons, half of whom are licensed to sell life and heath insurance products. HACO has nine shareholders, all of whom are full time employees and who are subject to federal and state income tax withholding, FICA, and who are eligible for company-sponsored employee benefits. HACO is an "S" corporation such that any profits are passed through to its shareholders and taxed only at the shareholder level.

HACO is not registered under Section 15(a) of the Act as a securities broker dealer. Ten of its sales employees, including all nine owner-shareholders have Series 6 or Series 7 securities licenses that are held with an independent registered securities broker dealer. These ten registered representatives are supervised by their independent broker dealer, and their offices at HACO are not considered to be a branch office of the broker dealer. The nine shareholder/owners are licensed to sell life, health and other non-security insurance products through HACO, and are licensed to sell mutual funds, variable annuities, and other securities products through the independent broker dealer.

26th Floor, BP Tower 200 Public Square Cleveland, OH 44114
Phone 216.875.4800 Fax 216.875.4809

With respect to non-securities products, commissions on sales are sometimes paid by the insurance company or other vendor directly to HACO (this occurs when HACO is the Broker or Agent of Record), and sometimes paid directly to the HACO employee who earned the commission. In the latter case, the employee assigns or endorses the check to HACO so that the commission income can be processed with the firm's general revenues. The employee thereafter receives a paycheck, subject to withholding, as mentioned above.

On the other hand, commission checks for the sale of securities products (which is a small portion of HACO's employee's business) are always paid to the registered representative by the independent broker dealer, and are never paid directly to HACO.

What HACO proposes, and the specific scenario as to which it seeks no-action relief, is as follows: when those employees who are securities registered representatives (i.e., the nine owners of HACO plus one) receive a commission check from their independent broker dealer, such persons will deposit the commission checks in their own accounts, but when the funds clear they will write a check in the same amount to HACO. In effect, these funds would, like insurance commissions, be processed through HACO and become part of the employee's W-2 income as opposed to separate, independent income from the securities broker dealer. HACO would combine all of the revenue generated by such employees (insurance, securities, and other); deduct from this revenue overhead, payroll taxes, and fringe benefit costs; and remit the balance to the employee as W-2 income. HACO does not intend to earn any distributable profit from these transactions, and net commissions (i.e., gross commissions less overhead, taxes and benefits) are paid only to the employee who produced the business. In no case, directly or indirectly, would a securities commission be shared or reallocated to any person other than the one who generated it, and in no case would a securities commission be reallocated to someone who did not have a securities license. And while in no case would income derived from securities commission be shared amongst the owners of HACO, it should be noted that all of the nine owners of HACO do in fact have securities licenses.

There are numerous practical and business reasons for this proposed process, including the following:

1. The status of full time employee for those persons who receive commissions on securities sales as self-employed independent contractors may be in jeopardy; this could affect the availability, eligibility, or amount of firm benefits available only to full time employees. Such benefits include life insurance, long-term disability, and retirement plans, all of which are directly related to the amount of income paid by HACO to the employee, and are available only to full time employees.

2. The individual securities registered representatives are subject to self-employment tax and quarterly tax estimates.

3. Persons who still qualify as HACO employees are limited as to deductions for business expenses on Schedule C due to the fact that they are employees of HACO and also self-employed through their securities broker dealer. There is, therefore, an administrative burden on HACO in having a separate method of charging expenses on self-employment income due to its affect on employee benefits and payroll taxes.

4. Retirement plan accounting is extremely complicated. HACO has three different plans, each with its own specifications, contribution calculation limits, and testing requirements, all of which are based on W-2 income. Not including the securities commission income in W-2 income lowers the amounts which can be contributed to the plans.

5. The mechanism to allocate overhead on the non-securities income to reflect that there is no allocation of overhead for the securities commissions if they are not passed through to HACO is complicated and inexact.

Therefore, HACO would like to enable its employees who have securities licenses to have their securities-derived income treated as W-2 income in accordance with the above-described procedure.

LEGAL ANALYSIS

The Staff have recently had occasion to consider on a number of occasions the issue of whether a company such as HACO becomes a broker dealer required to register under Section 15(a) of the Act when it is deemed to be receiving transaction-based compensation derived from the sale of securities. Most recently, in 1st Global, Inc., 2001 SEC No-Act. LEXIS 557, ((May 7, 2001), the Staff considered four scenarios involving commissions paid to CPA's who desired to turn over the commissions to their firm. The issue was also addressed in Birchtree Financial Services, Inc., 1998 SEC No-Act. LEXIS 875 (September 22, 1998), First Financial of Citrus County Inc., 1998 SEC No-Act. LEXIS 871 (September 22, 1998), Hampton Investment Company, 1998 SEC No-Act. LEXIS 867 (August 19, 1998), and Freytag, LaForce, Teofan and Falk,, 1988 SEC No-Act. Lexus 1346 (January 4, 1988).

The Staff have denied no action requests where, as in the Birchtree line of queries, it was proposed that a broker dealer pay commissions directly to an unlicensed personal services corporation established by a securities registered representative specifically to receive and process commissions. The Staff also denied no-action relief in three of the four proposals contained in the 1st Global request, where the firm had a financial stake in the revenues generated by the registered representative and might be in a position to influence the registered representative's actions and even direct customers to the registered representative. But it granted relief in the one scenario where no unregistered person would be eligible to receive commissions directly or indirectly.

The scenario proposed in the instant case differs from the Birchtree line due to the fact that payment is not going directly to HACO from the broker dealer, and HACO has a business purpose apart from being set up to receive commissions. It differs from the 1st Global proposals in that no commissions can be shared, directly or indirectly, with unlicensed persons, since unlike the CPA firm where many of the partners are not registered, all of the persons who will receive W-2 income from HACO derived from securities transactions are licensed, and in fact are receiving the very commissions they themselves earned, after processing by HACO. Further, HACO has no real stake in these commissions; it essentially acts a paying agent and nothing more. And its owners are all licensed as securities registered representatives.

No-action relief was granted by the Staff in Freytag, LaForce. There, members of a CPA firm initially proposed to contribute securities-derived fees to the CPA firm. However, steps were taken to insure that no person other than those registered were eligible to receive commissions directly, or indirectly through distribution under a partnership agreement or otherwise. We submit that the essence of the Birchtree, 1st Global, and Freytag line of opinions is that unlicensed persons may not be paid or share in a securities commissions directly or indirectly, and that no-action relief is appropriate where steps have been taken to insure that this is not the case.

Under HACO's proposal, no payments or distributions will be made, directly or indirectly, to unregistered persons. HACO is not like a CPA firm or other partnership where revenue from all sources is combined and distributions made to unlicensed persons based on production that may include revenues from other persons who are licensed and which is securities transaction derived. Under HACO's proposal, all of the securities commission-derived revenue will be returned (after expenses) to the same persons who generated it. Accordingly, as in Freytag, LaForce, "no [person], other than the one who is a registered representative [who is not subject to an agreement to share revenue with unregistered persons] will be eligible to receive commissions, even indirectly, through partnership distributions."

1st Global, by inference, also indicates that a securities registered representative could pay his unregistered employer for "services" or "support" if the payments were not "disproportionate to the market rental cost of such services, or otherwise denote a form of compensation arising from securities transactions." Certainly, HACO could, within the limitations of 1st Global, require its employees who have securities licenses to contribute a portion of their securities-derived income towards HACO's overhead. The essence of the instance proposal is that HACO employees, who are also securities registered representatives, would pay their proportionate share of HACO's overhead solely as W-2 employees of HACO, rather than in part as W-2 employees and in part as independent contractors. This proposal does not, therefore, result in an indirect sharing of securities commission income with unregistered persons.

CONCLUSION

Based on the foregoing, HACO should not be required by Section 15(a) of the Act to register pursuant to Section 15(b) thereof, and we request your concurrence in this view.

We also emphasize the extremely narrow and limited nature of this request. We are not seeking an exemption for the payment of commissions, directly or indirectly to unlicensed persons.

Please do not hesitate to call me if you need further information or have any questions. Thank you for your consideration.

Very truly yours

Karl E. May